Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: April 12, 2021

Absolute Return Podcast

#135: Leadership Chat: Origin Materials Co-CEOs John Bissell and Rich Riley

https://absolutereturn.podbean.com/e/135-leadership-chat-origin-materials-co-ceos-john-bissell-and-rich-riley/

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Speaker 1:

Welcome, John and Rich to the Absolute Return Podcast. Excited to have you on the show today to discuss your journey and origin. This new soon-to-be public entity, which has some super cool technology, a carbon-negative materials company, really excited to discuss that technology. But prior to getting into that, can you walk us through the founding of Origin, where the idea came from and the fact that it has this overarching mission behind it, which is to be not only environmentally friendly, but beneficial to the environment.

John:

So we really founded the company, way early on, with an intent to make better materials. I think there was a wave of understanding and recognition of the impact of material, probably both, end of life and climate change, all that kind of stuff. We thought that there’s got to be a better way to do this, and perhaps as somewhat naive early-career engineers, we thought that we could probably do that. That was the beginning of the approach. What we looked for then were a lot of different technologies that we thought were interesting and this one that we landed on, the conversion of lignocellulosic materials into these two intermediates, we thought it was, by far, the most interesting, both from an economic perspective, from a chemical flexibility perspective, we thought it was the right way to go. But it wasn’t the only one we looked at. We looked at lots and lots and lots.

Speaker 1:

And the resulting technology, if you could give us a high-level explanation, obviously, nothing proprietary, but how does it ultimately work such that you’re processing wood pulp in these raw materials into these other products that you sell to customers?

John:

The first point is we actually use pulpwood. So wood pulp is the refined product.

Speaker 1:

Oh okay.

John:

That is often characteristically made out of pulpwood, very different price points. The owner’s right, Tom had done that if somebody is doing their homework. But yes, so we use pulpwood as the feedstock... We can actually use all sorts of different things. We can use a wastepaper, we can use certain kinds of construction waste. We can use wood waste. But the way it works is we basically take that feedstock, whatever it happens to be, we appropriately process it and chew it up and incise it down on the front end and then we stick it in our reactors. Then our reactors, you could think of like digesters, chemical digesters. They’re using a concentrated form of stomach acid in combination with our secret sauce catalyst. And that digestion process, physically what it looks like the wood chips are, or whatever else are breaking down and dissolving in that, in the liquor.

John:

But there were also what you can’t see with the naked eye, but what’s happening is it’s also chemically rearranging apartment items into the two intermediates that we produce, ultimately, the CMF chloromethylfurfural, which once produced sort of looks like a light motor oil, right? If you were looking at it in a jar and then the HTC hydrothermal carbon, which really looks sort of looks like used coffee grounds by the time we’re done with it. That’s what it is. It’s a digester, you throw the wood chips in, they dissolve, they react, they do stop and out. The other side comes this light motor oil kind of material and a used coffee grounds.

Speaker 1:

It’s a very interesting process and definitely unique in the marketplace, which is why it’s such an interesting value proposition. What I find super interesting and intriguing about the story is that Johnny founded this a while back in 2008, and looking at your investor presentation, the company doesn’t expect to generate in a material revenue until 2023. So you have this long lead time, but between company founding and revenue generation, I assume a lot of that is as developing the technology underscoring, what Origin does, but specifically from a leadership perspective and entrepreneurship perspective, how do you build, grow and raise capital for a startup when you have this 15 years between founding and revenue generation, it would be interesting to hear that John, from your perspective and Rich from an investor’s perspective.

John:

Yeah. I was going to say Rich has been through a lot of that journey with me just sitting in the investor seat for a significant component of it. Yeah. I think, there are a couple of things there. A lot of it is navigating the idea maze, right? For a technology like this infrastructural technology. Understanding what early on, what the scope of the opportunity was and the value of the technology, which I think we actually understood almost exactly early on. It wasn’t as though there were some sort of big jackknife partway through in terms of where we thought the value of the technology was, all those kinds of things, but then making our way through sort of decision by decision in terms of developing it, you always have what you see as what you think might be kind of offering extra quicker revenue.

John:

The reality is that, as you approach each of those, you say, “Hm, I don’t know if that’s the right decision to make” right? It’s “Do we want that? Do we want the offering up that looks like it’s there for quick revenue? Or do we want to keep going on? What, what is the more sort of strategic longterm path?” And I think from an entrepreneurial perspective, part of it is just trying to keep people and ourselves, right. Focused on the longterm sort of objective of the technology and value proposition of the technology, knowing that it’s a long strategic development process. But the second is, sometimes you think that you might have some opportunities to generate early cashflow, but when you get to them, you say, “Ah, I don’t know if that’s actually the right way to do that” right.

John:

Whether that’s a early licensing agreement or, selling off parts of technology or something along those lines. For us, it was always a really, long-term vision build this technology strategically, get it up to scale, satisfy the market. And it turns out that, the way that we did it is not terribly different from the way that a Dow or DuPont would, or BASF would do this kind of technology development. We did it outside the major chemical companies right on, around, but in the end, we ended up navigating that development idea maze. Somewhat similarly to the way that I think that they would in a [Dower 00:06:57] or BASF.

Rich:

Yeah. Maybe I’ll just add from an investor perspective. You know it’s funny, I see a lot of pitches and people put in the pitch, like expect to sell within two years or, and there’s this sort of very, short-term kind of like, we’re going to get in and we’re going to get out mentality. Something like this is the opposite. This is trying to build a fundamentally disruptive platform company that can be massive, tens of billions of dollars, kind of massive. I have to say the amount of entrepreneurial courage, focus, and discipline it takes to do that. Because for the first, 10 years, there’s not even a ton of feedback, you’re kind of like doing your thing. You’re trying to crack this code, make the science work, make it economical. You’re taking your lump [trying 00:07:50] to raise capital.

Rich:

It’s hard to explain to people what you’re doing. There’s a subset of the investors out there that are capable or interested in understanding. This it’s easy to end up in the too hard pile, cause this is like advanced chemistry. I think an incredible entrepreneurial story of just grit and determination and we’re going to make this work. That’s a part of what’s so exciting about us being at the milestone where you are today, on the Eve of commercialization in really putting a dent in the universe. But man, there’s 12 years of blood, sweat, and tears that got us to this moment.

John:

Yeah, Rich did exactly, right. Our team is an example of that. We have one of the most tight knit. I’ll call them almost hardened teams these days that... That I’ve seen anyway, but it just feels natural to me at this point. Yeah. That just feels like what teams look like. But I think a little bit unusual. And when you look at the milestone, when you speak to the milestone of commercialization being on the eve of that, you also have another milestone with the previously announced gold public transaction with RDS acquisition. Can you into a little bit of the background on, how that deal came about?

Rich:

Sure. So the technology has been getting refined and refined and refined and in recent years, tested extensively by customers given their C level approval. We have customers slash investors like Pepsi, Nestle, and Danone who are very supportive and very eager for origin to get to commercial scale because they need it to achieve their net zero goals. Right. And so you have the customer demand on one side, the technology getting to a truly proven, ready to scale state on the other side. What you need is just about a billion dollars to connect those two dots. Right? There’s not a lot of billion dollar checks lying around. it’s kind of like too big for VC. It’s too patient for a lot of private equity investors. What’s great is, we get this feedback from prominent SPAC investors all the time.

Rich:

This is what a SPAC was meant for, technology check customer demand check. We just need to raise the capital as quickly as possible, and a lot of it to connect those dots, build the plan, get to commercial scale. So when the SPAC market sort of heated up at the perfect time for Origin, and we feel fortunate that we were able to partner with one of the very top tier SPACs. One of the largest SPACs, a SPAC that has a lot of credibility, they get to see all the deal flow and to their credit and into a little bit of our pain. They did full on private equity style, look under every rock diligence brought in for consulting firms. Three law firms, accounting, just everything fully diligence. And by the way, this doesn’t always happen and is one of the criticisms of a lot of SPAC transactions. It’s sort of a little bit too cowboy.

Rich:

This is the opposite. This is incredibly experienced, thoughtful investors doing their homework and then taking in to market with their conviction and already in our partnership. It’s fantastic working with them and they’ll be joining our board, three people from the SPAC, world-class investors, board members joining our board. Already pushing us to evolve the company to a public company, world-class status, but in a really collaborative way. And it’s been fantastic. And so for us it was really a no brainer to be honest. It’s been great.

Speaker 1:

One key feature of this going public transaction that really stood out to me is a valued origin, $1 billion enterprise value. So congrats on that. I’m sure that feels great. But in addition to that $200 million pipe financing resulting in, is potentially more than $800 million on the balance sheet. Once this is completed. So Rich, as you indicated, not a lot of places where you can basically raise, nearly the entire enterprise value in cash for expansion plan. So it’s significant in terms of the amount of capital that you’re raising, with respect to this going public transaction the SPAC merger was wondering in terms of use of proceeds. Where’s the majority of the proceeds invested. I’m saying from your presentation here, it looks like a large portion. At least over the next few years is going into Origin two. Must be a massive prod project if you’re spending like a billion dollars on it.

John:

Yeah. That’s, honestly not atypical for what we think of as a world scale for chemical plants, especially in this sort of in this zone. I’d say a billion, but you’re right. It’s a big project, right? It’s a lot of steel on the ground. It’s a lot of, frankly, it’s a lot of jobs, it’s a lot of human beings working on it, but a billion dollar project in the chemicals industry is big. But it’s an order of magnitude smaller than the biggest chemical projects out there. So it’s sort of in that sense, we think of it as a professional class, right? It’s a sizeable project. That’s what within the... Straight down the fairway. Maybe that’s the right word to say that. But yeah, it’s big project and that is where the majority of the proceeds go. As Richard was saying with a technology like this, the way you get it to market is with a billion dollars of capital to put in the ground and make it happen.

Speaker 1:

It’s totally interesting how this, it’s back vehicle at the market really came to fruition, seemingly lining up just in time for you guys to execute on that business plan, because I’m sure raising $800 million, is not easy. It never is. But getting into the details on some of the plants that you’re building, I noticed that Origin one, Sarnia, Ontario, any reason why you chose Canada is that just where some of the inputs lie and how does origin one differ from origin to notable that it costs quite a bit less in terms of capital expenditures?

John:

Yeah. So in terms of site selection for out of Sarnia, I mean, Sarnia is a great community, right? It’s one of that sort of, original North American chemical hubs. One of the things that was top of mind for us, of course, as with any chemical, first-class chemical producer is safety, right? Frankly, the safety program that ended up sort of setting the standard for the chemical industry was actually developed in Sarnia. I don’t know if you guys knew that. So it’s a globally, historically interesting chemicals hub from that perspective. We’ve had great interactions with the Canadian government, the provincial government, and the [inaudible 00:15:28] government, and then, the Canadian companies have been fantastic to work with as well. So we found generally speaking, it was just a great hub of the ecosystem for us. Yeah, of course there’s readily available feedstock there as well. It just made sense, right.

Speaker 1:

And then getting into the transaction here, as there’s a ton of SPACs out there right now and over 400 looking for a business combination, you guys said you found the perfect partner in terms of RDS, what specifically, aside from the large amount of cash on their balance sheet, what made them stand out versus all the other potential SPACs in the market?

Rich:

Yeah, I’ll start. I would say, there aren’t a lot of next generation chemical companies that come across investors desks, right? It’s a little bit different. It’s not another enterprise software company or electric vehicle company, that kind of thing. So, we needed a SPAC led by people who are willing to do the work and really be thoughtful and, go deep and understand not just the technology, but the market and the opportunity because, we need them all in and to help us tell that story to the market, to help us make that story come true. I can tell you in the case of RDS and we met with a lot of SPACs, as you might imagine, and there’s a real cast of characters and the SPACs speed dating game. What really blew us away about RDS from the get-go was just their thoughtfulness.

Rich:

They’re the guys who had always done extensive pre-reading. The senior guys run even the most detailed diligence call where you think, well, there’s no way the CEO of RDS is going to be on, deep dive three into how, this part of Origin two works not only there is reviewed the materials and asking great questions For us, super impressive. Then just the fit in terms of chemistry and ease of working together and ease of working through questions and issues and that kind of stuff. And so it was really an amazing fit. Now we spend a lot of our day with them as we talk to investors and analysts and the whole ecosystem, and we really enjoy it. I mean, it’s a fantastic partnership.

John:

So when you talk about that sort of partnership with your SPAC partner in one of the main arguments against SPACs, and I appreciated you. You kind of set out why this is what SPACs are made for. This Origin deal. One of the main arguments is the dilute of effect of the SPAC investors on the target company. One of the interesting deals, parts of this deal structure is the earn-out. Can you speak to a little bit on how that aligns the incentives for the SPAC partner, as well as the target company investors in this transaction?

Rich:

Sure. Yeah. About 25% of the proceeds to both the existing origin shareholders, as well as the spec sponsors is in the form of an earn-out. And so that meaningful part of the consideration does not get earned unless the value of the company exceeds, 15, 20 and $25 per share within a few years. And so, we think that aligns existing shareholders with SPAC sponsors, aligns new investors, whether it was in the pipe or the SPAC investors, or hopefully our new, new public investors, or are all aligned to maximize the value of the company.

Speaker 1:

Now looking past the closing of the going public transaction with RDS guiding to closing in the second quarter. So certainly that’s coming up, once you’re up and trading a new newly public company expected to ramp up after substantial capital spending ramp up revenue in 2023, 2024. But prior to getting to that, this is a large capital intensive project, which can present specific risks for investors, whether it’s delays, cost, overruns, et cetera, et cetera. How do you mitigate the risk, some of the risks behind your growth plans?

John:

Yeah, I think a big part of this, is this isn’t the first capital projects that haven’t been done in the world, right? It’s not even the first chemical, a capital project that’s been done. So there’s a huge pool of talent and resources in the industry, that we can and are drawing on to make sure that we’re doing a good job. We’ve got an incredible talent out of the oil industry, out of the existing chemicals industry. We’re putting them on our team, and these are really senior guys who know what they’re doing. I think the other piece is that there are great service providers, right. In the capital projects world, companies like Fleur, have a history of executing capital projects like this incredibly well and effectively. And I think, we’ve got a sizable war chest after this transaction to use, to deploy, to mitigate risk and make sure that we execute these projects properly. So you combine best in class people out of the existing industry with best in class EPCs and service providers of various sorts and that, and you can get this kind of stuff done.

Speaker 1:

Then looking out, even further into the future, you forecast over $1 billion in revenue in the next five years. And you discuss this massive market opportunity of 1 trillion, which you don’t hear every day, ultimately forecasting long-term. Where do you view Origin and say 10 plus years, what’s the ultimate goal? What do you want to become?

John:

Yeah, I can start on retro, probably have some more to add to that. I think our view is the technology we’re bringing to market to make CMF an HTC is a foundational technology, right? It’s a technology that can be and will be one of the major building block intermediates that we build the entire world out. Right? All of the synthetic and human made materials are really made out of a relatively small number of intermediates. And every time you add a major intermediate to that pool, you dramatically improve our ability to make new materials. And so we see, like you said, in 10 years, where are we going to be? We’re going to have many world scale operating assets, producing material and supplying our customers, enabling them to decarbonize their businesses. At that point, the technology will be available in a whole bunch of ways, right? Whether we’re licensing or joint ventures or partnering with others to deploy that more widely, we see ourselves really transforming the way that chemicals were made and enabling materials to be decarbonized in a way that they just haven’t been so far.

Speaker 1:

And from a competitive perspective, what’s the lay of the land in terms of competing technologies, is yours highly proprietary? Is it patented? Do you have, something that puts you ahead of the competition, because I imagine some of these large chemicals conglomerates that you mentioned may be breathing down your neck, if not already there. I just wanted to get your perspective on, what sort of competing technologies are out there and how yours differentiates.

John:

Yeah. As we were talking about earlier, right? Even if you’re a major chemical company, and it takes a long time to develop a fundamentally new process technology. Even if they were starting today, it’s going to take them roughly the same amount of time that it took us to develop the technology. So from that perspective, we’ve got a significant headstart, but the reality is in the chemical [inaudible 00:24:00], these companies are very economically rational.

Speaker 1:

Right.

John:

And so historically they would vastly prefer to work with us, and use their capital and their operational capabilities to deploy our technology jointly with us. Rather than spend all that time to, to try to build it a duplicative technology or something along those lines, and compete with us head on from a technological perspective.

Speaker 1:

That makes sense. It sounds like there’s nothing necessarily in development at least publicly. So from an investor’s perspective would be curious to know, once this going public transaction completes, you guys are up and trading as origin materials. What makes you stand out in the market? And what’s a quick elevator pitch to an investor that’s new to the origin story.

Rich:

I can, I’ll do the elevator pitch. It’s probably easier for me. So to me, the elevator pitch is that we’ve spent 12 years developing a one of a kind disruptive technology that converts plant-based feedstocks into a wide range of materials, including plastics, and the game changers that our materials are carbon negative and cost competitive with petroleum based products and recyclable. We’re going after a trillion dollar market. It’s sort of a once in a planet transition from fossil based feedstocks to sustainable ones. And this absolute tsunami of corporate and government net zero carbon pledges, is what drives our business, helping those companies meet those goals and providing them a carbon-negative materials. And we’re fully funded for commercial scale and profitability and encourage people to come along for the ride.

Speaker 1:

It’s interesting, cause not only is there a compelling case in terms of what you guys are looking to accomplish in terms of revenue, EBITDA, a total addressable market, but you’re really addressing the demand from investors for ESG solutions. And not only are you looking to make money for investors, which obviously if people are putting up risk capital, that’s something that we’re looking for, but you’re also concurrently looking to improve the environment. So kudos to that, and the mission behind Origin and, prior to wrapping things up, I just want to give you guys, say if investors are curious, want to learn more about the company, where’s the best place that they can look?

Rich:

Yeah. Originmaterials.com has got easy links to our investor presentations and press releases and things like that. If I could just have one thing and you mentioned ESG, and we felt that loud and clear from investors, but what’s interesting is if you look at carbon emissions, people think about renewable energy and transportation. That’s half of the emissions footprint. You think about all the companies and innovation and dollars that are flowing into that. Which is fantastic.

Rich:

The other half is from products that are made a lot less activity innovation. Those people don’t even realize that. And so what’s unique about us, is trying to address that other half of the emissions footprint, and that’s what a lot of the is these companies go on their net zero journey. First thing they do is renewable power. Then they start by electrifying their transportation, but “Oh, that’s only half of my footprint.” I’ve got to get carbon out of my supply chain out of my materials and products and that’s just less developed. It’s a really exciting time for us to be bringing solutions to that very large part of the challenge here, is we try to get to net zero.

Speaker 1:

You know what, that’s a really good point. You never really hear that aspect of it constantly. We’re hearing about, electric vacation of transport, EVs, converting that from an internal combustion engine to electric vehicles, but, 50%, that’s a massive number that really isn’t being addressed. You’re probably one of the first, if not the first public company doing that. So hats off to you guys, I’m sure you’re super busy. So thank you for your time today, John and Rich really appreciate hearing the Origin story and you guys have a ton of exciting stuff going on in the future. So best of luck with all your plans on a go-forward basis and looking forward to seeing how everything unfolds.

Rich:

Thanks for having us look forward to coming back.

Speaker 1:

All right. Thanks guys. Cheers.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin Materials’ first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade. For more information, visit www.originmaterials.com.

About Artius

Artius Acquisition Inc (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chariman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC. For more information, visit https://www.artiuscapital.com/acquisition.

Important Information for Investors and Stockholders

In connection with the proposed business combination of Origin and Artius (such proposed combination, the “proposed transaction”), Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215 New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668